               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                SCHEDULE 13D/A
                  Under the Securities Exchange Act of 1934



                      J.B. HUNT TRANSPORT SERVICES, INC.
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
                        (Title of Class of Securities)

                                  445658-10-7
                                (CUSIP Number)

                            Charles C. Price, Esq.
                        Wright, Lindsey & Jennings LLP
                           200 West Capitol Avenue
                       Little Rock, Arkansas 72201-3699
                                 501-371-0808
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                March 26, 2001
           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box      [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7.)

                                 SCHEDULE 13D

-------------------------------
CUSIP No.      445658-10-7
-------------------------------

---------------------------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      JOHNELLE D. HUNT
---------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                 (A) [ ]
                                                                                          (B) [X]

---------------------------------------------------------------------------------------------------
3     SEC USE ONLY

---------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
      NOT APPLICABLE
---------------------------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]
---------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA
---------------------------------------------------------------------------------------------------
  NUMBER OF      7     SOLE VOTING POWER
   SHARES              1,041
 BENEFICIALLY
OWNED BY EACH    ----------------------------------------------------------------------------------
  REPORTING      8     SHARED VOTING POWER
 PERSON WITH           14,222,890
                 ----------------------------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
                       1,041
                 ----------------------------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER
                       14,222,890
---------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       14,223,931
---------------------------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   [ ]

---------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       40.3%
---------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN
---------------------------------------------------------------------------------------------------




                                       Page 2 of 6 pages

                                 SCHEDULE 13D

-------------------------------
CUSIP No.      445658-10-7
-------------------------------


---------------------------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      J.B. HUNT
---------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                 (A) [ ]
                                                                                          (B) [X]

---------------------------------------------------------------------------------------------------
3     SEC USE ONLY

---------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
      NOT APPLICABLE
---------------------------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]
---------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA
---------------------------------------------------------------------------------------------------
  NUMBER OF      7     SOLE VOTING POWER
   SHARES              147,327
 BENEFICIALLY
OWNED BY EACH    ----------------------------------------------------------------------------------
  REPORTING      8     SHARED VOTING POWER
 PERSON WITH           14,222,890
                 ----------------------------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
                       147,327
                 ----------------------------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER
                       14,222,890
---------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       14,370,217
---------------------------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   [ ]

---------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       40.7%
---------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN
---------------------------------------------------------------------------------------------------





                                       Page 3 of 6 pages

ITEM 1.     SECURITY AND ISSUER

     This statement relates to the common stock, $0.01 par value, of J.B. Hunt Transport Services, Inc. (the "Issuer"). The CUSIP number for the common stock is 445658-10-7. The executive offices of the Issuer are located at 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745.

ITEM 2.     IDENTITY AND BACKGROUND

     (a)     Name:   Johnelle D. Hunt

     (b)     Business address:   615 J.B. Hunt Corporate Drive, Lowell,
             Arkansas 72745

     (c)     Present Occupation:   Corporate Secretary, J.B. Hunt Transport
             Services, Inc.

     (d) Johnelle D. Hunt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Johnelle D. Hunt was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)     Citizenship:    United States of America.


     (a)     Name:   J.B. Hunt

     (b)     Business address:   615 J.B. Hunt Corporate Drive, Lowell,
             Arkansas 72745

     (c)     Present Occupation:   Senior Chairman of the Board, J.B. Hunt
             Transport Services, Inc.

     (d) J.B. Hunt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) J.B. Hunt was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)     Citizenship:    United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.


                               Page 4 of 6 pages

ITEM 4.     PURPOSE OF TRANSACTION

     This Schedule 13D reports a gift by Mr. J.B. Hunt individually, and from his LLC to his wife's LLC, the Johnelle Hunt LLC on March 26, 2001. In addition, this schedule reports his one percent (1%) ownership of the Johnelle Hunt LLC and his co-manager status in that LLC. This is a change in beneficial ownership and does not represent the acquisition or disposition of shares of J.B. Hunt Transport Services, Inc. which were not beneficially owned by Mr. Hunt or Mrs. Hunt or entities controlled by them prior to the transfer. These transfers are made for estate planning purposes. Mr. and Mrs. Hunt may continue to transfer shares in furtherance of any current estate plans or modifications to those plans.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     (a) Mrs. Hunt is the beneficial owner of 14,223,931 shares of the Company. This is approximately forty and 3/10th percent (40.3%) of the outstanding shares of the Company. The two managing members of the LLC, Mr. J.B. Hunt and Mrs. Johnelle D. Hunt, are the beneficial owners of approximately 40.7% of the outstanding shares of the common stock of the Company.

     (b)     JOHNELLE D. HUNT:
                    Amount beneficially owned:     14,223,931
                    Percent of class:     40.3%
             Number of shares as to which the person has:
                    (i)   Sole power to vote or to direct the vote:        1,041
                    (ii)  Shared power to vote or to direct the
                          vote:                                       14,222,890
                    (iii) Sole power to dispose or to direct the
                          disposition of:                                  1,041
                    (iv)  Shared power to dispose or to direct the
                          disposition of:                             14,222,890

             J.B. HUNT:
                    Amount beneficially owned:     14,370,217
                    Percent of class:     40.7%
             Number of shares as to which the person has:
                    (i)   Sole power to vote or to direct the vote:      147,327
                    (ii)  Shared power to vote or to direct the
                          vote:                                       14,222,890
                    (iii) Sole power to dispose or to direct the
                          disposition of:                                147,327
                    (iv)  Shared power to dispose or to direct the
                          disposition of:                             14,222,890

     (c)     Not applicable.
     (d)     Not applicable.
     (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.



                               Page 5 of 6 pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:
            ------------------------------------

Signature:  /s/  Johnelle D. Hunt
            ------------------------------------
                 Johnelle D. Hunt



Date:
            ------------------------------------
Signature:  /s/  J.B. Hunt
            ------------------------------------
                 J.B. Hunt













                               Page 6 of 6 pages